Exhibit 99.1
ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with (i) our restated consolidated financial statements for the year ended December 31, 2025 and the related notes included in this Form 10‑K/A including the corrections described in Note 1, “Restatement of Previously Issued Financial Statements” and (ii) the condensed consolidated financial statements and the notes thereto included in the original Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 as previously filed (the “Original Form 10-Q”). This MD&A has been revised solely to reflect the corrections described in Note 1, “Restatement of Previously Issued Financial Statements”. No other information in this MD&A has been updated or modified, and the MD&A included below does not reflect events or developments occurring after the filing date of the Original Form 10-Q.

Overview and Outlook
Our key financial and operating metrics are home deliveries, home closings revenue, average sales price of homes delivered, net new home orders, which refers to sales contracts executed reduced by the number of sales contracts canceled during the relevant period, and homebuilding gross margin. Our results for each key financial and operating metric, as compared to the same period in 2024, are provided below:

Three Months Ended March 31, 2025
As restated
Home deliveries	Increased by 10.8%
Home closings revenue	Increased by 10.9%
Average sales price of homes delivered	Unchanged
Net new home orders	Increased by 3.3%
Homebuilding gross margin percentage	Decreased by 192 basis points

During the first quarter of 2025, our steady operating results continued to be driven by our superior infill and infill-adjacent locations in high-growth markets, our reduced cycle times, and strong demand for our new homes. Our average active selling communities increased 10.6% while the average sales price of homes delivered increased marginally year over year.

Three Months Ended March 31, 2025 Compared to the Three Months Ended March 31, 2024

Residential Units Revenue and New Homes Delivered
The table below represents residential units revenue and new homes delivered for the three months ended March 31, 2025 and 2024 (dollars in thousands):

	Three Months Ended March 31,
	2025	2024
	As restated	As restated	Change	%
Home closings revenue	$482,149	$434,930	$47,219	10.9%
Mechanic’s lien contracts revenue	—	190	(190)	(100.0)%
Residential units revenue	$482,149	$435,120	$47,029	10.8%
New homes delivered	910	821	89	10.8%
Average sales price of homes delivered	$529.8	$529.8	$—	—%

The $47.0 million or 10.8% increase in residential units revenue was primarily driven by a 10.8% increase in new homes delivered for the three months ended March 31, 2025. The increase in new homes delivered was primarily driven by increased levels of finished and finishing spec home inventory entering the quarter coupled with a 10.6% increase in average

Exhibit 99.1
active selling communities. The average sales price of homes delivered for the three months ended March 31, 2025 remained relatively flat.

New Home Orders and Backlog
The table below represents new home orders and backlog related to our builder operations segments, excluding mechanic’s lien contracts (dollars in thousands):

	Three Months Ended March 31,
	2025	2024
	As restated	As restated	Change	%
Net new home orders	1,106	1,071	35	3.3%
Revenue from net new home orders	$577,629	$604,682	$(27,053)	(4.5)%
Average selling price of net new home orders	$522.3	$564.6	$(42.3)	(7.5)%
Cancellation rate	6.1%	4.1%	2.0%	48.8%
Absorption rate per average active selling community per quarter	10.6	11.4	(0.8)	(7.0)%
Average active selling communities	104	94	10	10.6%
Active selling communities at end of period	103	98	5	5.1%
Backlog revenue	$584,762	$718,766	$(134,004)	(18.6)%
Backlog units	864	1,020	(156)	(15.3)%
Average sales price of backlog	$676.8	$704.7	$(27.9)	(4.0)%

Net new home orders increased 3.3% year over year and 26.0% sequentially from Q4 2024, and our average active selling communities increased by 10.6% due to the opening of new communities. As a result, our absorption rate per average active selling community decreased 7.0% year over year, which was attributable to the impact of high mortgage rates. The 4.5% decrease in revenue from net new home orders is primarily attributable to a higher mix of sales from newer, in-fill adjacent communities and fewer sales from closed-out, infill communities and an increase in sales incentives and discounts compared to the prior year.

Backlog units refer to homes under sales contracts that have not yet closed at the end of the respective period, and absorption rate refers to the rate at which net new home orders are contracted per average active selling community during the respective period. Sales contracts may be canceled prior to closing for a number of reasons, including the inability of the homebuyer to obtain suitable mortgage financing. Accordingly, backlog may not be indicative of our future revenue.

Backlog revenue decreased by 18.6% year-over-year. As of March 31, 2025, backlog revenue increased 19.8% compared to December 31, 2024 and our spec units under construction as a percentage of total units under construction decreased from 75.6% as of December 31, 2024 to 64.1% as of March 31, 2025, due to the record closings in the first quarter.

Our cancellation rate, which refers to sales contracts canceled divided by sales contracts executed during the relevant period, was 6.1% for the three months ended March 31, 2025, compared to 4.1% for the three months ended March 31, 2024. Our cancellation rate remained in a historically low range under 10.0% since December 31, 2022.

Exhibit 99.1
Residential Units Gross Margin
The table below represents the components of residential units gross margin (dollars in thousands):

	Three Months Ended March 31,
	2025		2024
	As restated		As restated
Residential units revenue	$482,149	100.0%	$435,120	100.0%
Cost of residential units	327,453	67.9%	287,149	66.0%
Residential units gross margin	$154,696	32.1%	$147,971	34.0%

Residential units revenue increased by $47.0 million or 10.8% for the three months ended March 31, 2025 mainly due to a 10.8% increase in homes delivered. Cost of residential units as a percent of residential units revenue for the three months ended March 31, 2025 increased to 67.9%, compared to 66.0% in the previous year due to a combination of product mix and a focus on higher incentives and discounts to combat high interest rates.

Residential units gross margin for the three months ended March 31, 2025 was 32.1%, compared to 34.0% for the three months ended March 31, 2024. The decrease in residential units gross margin is attributable to higher labor, material, and selling costs.

Lots Revenue
The table below represents lots revenue and lots closed (dollars in thousands):

	Three Months Ended March 31,
	2025	2024	Change	%
Lots revenue	$2,304	$4,054	$(1,750)	(43.2)%
Lots closed	24	63	(39)	(61.9)%
Average sales price of lots closed	$96.0	$64.3	$31.7	49.3%

From time to time we will opportunistically sell finished lots to other homebuilders when we determine that we have excess capacity in specific neighborhoods or submarkets. Lots revenue decreased by $1.8 million or 43.2% during the three months ended March 31, 2025, driven by a 61.9% decrease in the number of lots closed partially offset by a 49.3% increase in the average lot price.

Selling, General and Administrative Expenses
The table below represents the components of selling, general and administrative expenses (dollars in thousands):

	Three Months Ended March 31,		As Percentage of Segment Revenue
	2025	2024	2025	2024
Builder operations	$53,417	$49,203
Corporate, other and unallocated (income) expense	1,331	1,302
Net builder operations	54,748	50,505	11.1%	11.4%
Land development	147	65	6.4%	1.6%
Total selling, general and administrative expenses	$54,895	$50,570	11.0%	11.3%

Selling, general and administrative expenses as a percentage of revenue decreased by 0.3% for the three months ended March 31, 2025.

Exhibit 99.1
Builder Operations
Selling, general and administrative expenses as a percentage of revenue for builder operations decreased from 11.4% in the three months ended March 31, 2024 to 11.1% in the three months ended March 31, 2025 due to an increase in builder operations revenues and better leveraging of overhead costs. Builder operations expenditures include salary expenses, sales commissions, and community costs such as advertising and marketing expenses, rent, professional fees, and non-capitalized property taxes.

Corporate, Other and Unallocated
Selling, general and administrative expenses for the corporate, other and unallocated non-operating segment were $1.3 million, for each of three months ended March 31, 2025 and 2024. Corporate, other and unallocated expenses generally include capitalized overhead adjustments that are not allocated to builder operations segments.

Equity in Income of Unconsolidated Entities
Equity in income of unconsolidated entities decreased to $0.5 million, or 81.8%, for the three months ended March 31, 2025, compared to $2.6 million for the three months ended March 31, 2024. See Note 3 to our condensed consolidated financial statements included in Part I, Item 1 of this Quarterly Report on Form 10-Q for a summary of Green Brick’s share in net earnings by unconsolidated entity.

Other Income, Net
Other income, net, decreased to $4.8 million for the three months ended March 31, 2025, compared to $15.4 million for the three months ended March 31, 2024. The decrease was primarily due to a $10.7 million gain in the sale of our investment in GB Challenger during the three months ended March 31, 2024.

Income Tax Expense
Income tax expense was $22.2 million for the three months ended March 31, 2025 compared to $24.8 million for the three months ended March 31, 2024. The decrease was substantially due to a higher taxable income from the sale of our investment in GB Challenger during the three months ended March 31, 2024.

Lots Owned and Controlled
The following table presents the lots we owned or controlled, including lot option contracts, as of March 31, 2025 and December 31, 2024. Owned lots are those for which we hold title, while controlled lots are lots past feasibility studies for

Exhibit 99.1
which we do not hold title but have the contractual right to acquire title.

	March 31, 2025			December 31, 2024
	Central	Southeast	Total	Central	Southeast	Total
Lots owned
Finished lots	3,631	802	4,433	3,932	790	4,722
Lots in communities under development	24,685	1,794	26,479	22,524	1,670	24,194
Land held for future development(1)	3,808	—	3,808	3,800	—	3,800
Total lots owned	32,124	2,596	34,720	30,256	2,460	32,716

Lots controlled
Lots under third party option contracts	653	—	653	806	—	806
Land under option for future acquisition and development	2,083	189	2,272	1,091	349	1,440
Lots under option through unconsolidated development joint ventures	2,614	266	2,880	2,614	255	2,869
Total lots controlled	5,350	455	5,805	4,511	604	5,115
Total lots owned and controlled (2)	37,474	3,051	40,525	34,767	3,064	37,831
Percentage of lots owned	85.7%	85.1%	85.7%	87.0%	80.3%	86.5%

(1) Land held for future development consist of raw land parcels where development activities have been postponed due to market conditions or other factors.
(2) Total lots excludes lots with homes under construction.

The following table presents additional information on the lots we owned as of March 31, 2025 and December 31, 2024.

	March 31, 2025	December 31, 2024
Total lots owned(1)	34,720	32,716
Land under option for future acquisition and development	2,272	1,440
Lots under option through unconsolidated development joint ventures	2,880	2,869
Total lots self-developed	39,872	37,025
Self-developed lots as a percentage of total lots owned and controlled(1)	98.4%	97.9%

(1) Total lots owned includes finished lot purchases, which were less than 1.1% of total lots self-developed as of March 31, 2025.

Liquidity and Capital Resources Overview
As of March 31, 2025 and December 31, 2024, we had $103.0 million and $141.5 million of unrestricted cash and cash equivalents, respectively. Our historical cash management strategy includes redeploying net cash from the sale of home inventory to acquire and develop land and lots that represent opportunities to generate desired margins and returns, and using cash to make additional investments in business acquisitions, joint ventures, share repurchases or other strategic activities.

Our principal uses of capital for the three months ended March 31, 2025 were home construction, land purchases, land development, repayments of debt, operating expenses, share repurchases, and payment of routine liabilities. Historically, we have used funds generated by operations and available borrowings to meet our short-term working capital requirements. We remain focused on generating positive margins in our homebuilding operations and acquiring desirable land positions in order to maintain a strong balance sheet and remain poised for continued growth.

Exhibit 99.1
Cash flows for each of our communities depend on the community’s stage in the development cycle. Early stages of development or expansion require significant cash outlays for land acquisitions, entitlements and other approvals, roads, utilities, general landscaping and other amenities, and home construction. These costs are a component of our inventory and are not recognized in our statement of income until a home closes. In the later stages of community life cycle, cash inflows may significantly exceed earnings reported for financial statement purposes, as the cash outflows associated with home construction and land development previously occurred.

Our debt to total capitalization ratio, which is calculated as the sum of borrowings on lines of credit, the senior unsecured notes, and notes payable, net of debt issuance costs (“total debt”), divided by the total capitalization, which equals the sum of Green Brick Partners, Inc. stockholders’ equity and total debt, was approximately 14.5% as of March 31, 2025.

Additionally, as of March 31, 2025, our net debt to total capitalization ratio, which is a non-GAAP financial measure, remained low at 9.8%. It is our intent to prudently employ leverage to continue to invest in our land acquisition, development and homebuilding activities. We target a debt to total capitalization ratio of up to approximately 20%, which we expect will provide us with significant additional growth capital.

Key Sources of Liquidity
Our key sources of liquidity were funds generated by operations and provided by borrowings during the three months ended March 31, 2025.

Cash Flows
The following summarizes our primary sources and uses of cash during the three months ended March 31, 2025 as compared to the three months ended March 31, 2024:

•Operating activities. Net cash provided by operating activities for the three months ended March 31, 2025 was $68.7 million, compared to $1.0 million during the three months ended March 31, 2024. The net cash inflows for the three months ended March 31, 2025 were primarily driven by cash generated from business operations of $93.2 million and a decrease in other assets of $13.3 million, offset primarily by a $48.5 million increase in inventory.

•Investing activities. Net cash used for investing activities for the three months ended March 31, 2025 was $12.0 million, compared to net cash provided by investing activities of $61.3 million for the three months ended March 31, 2024. The cash outflows for the three months ended March 31, 2025, were primarily used for investments in unconsolidated entities of $11.2 million.

•Financing activities. Net cash used by financing activities for the three months ended March 31, 2025 was $81.6 million, compared to $51.3 million during the three months ended March 31, 2024. The cash outflows were primarily related to repayments of senior unsecured notes of $25.0 million, net repayments of our lines of credit of $24.4 million and repurchases of common stock of $16.9 million.

Debt Instruments
Secured Revolving Credit Facility – As of March 31, 2025 and December 31, 2024, we had no amounts outstanding under our Secured Revolving Credit Facility. Borrowings under the Secured Revolving Credit Facility bear interest at a floating rate per annum equal to the rate announced by Bank of America, N.A. as its “Prime Rate” less 0.25%, subject to a minimum rate. As amended, this credit agreement matures on May 1, 2025 and carries a minimum interest rate of 3.15%.

Unsecured Revolving Credit Facility – As of March 31, 2025, we had no amounts outstanding under our Unsecured Revolving Credit Facility and $25.0 million outstanding as of December 31, 2024. On December 13, 2024, the Company entered into the Twelfth Amendment (the “Twelfth Amendment”) to this credit agreement which adopted a leverage-based pricing grid for a reduction in both interest rate and non-use fee and other administrative changes. The Twelfth Amendment removed one lender with a $25 million prior commitment and added $30 million in new commitments, thereby increasing

Exhibit 99.1
total commitments to $330 million. The maturity of all commitments under the Unsecured Revolving Credit Facility were extended to December 14, 2027.

Senior Unsecured Notes - As of March 31, 2025, we had four series of senior unsecured notes outstanding that were each issued pursuant to a note purchase agreement. The aggregate amount of senior unsecured notes outstanding was $274.2 million as of March 31, 2025 compared to $299.1 million as of December 31, 2024, net of issuance costs.
•In August 2019, we issued $75.0 million of senior unsecured notes (the “2026 Notes”). Interest accrues at an annual rate of 4.0% and is payable quarterly. Principal on the 2026 Notes is required to be paid in increments of $12.5 million on each of August 8, 2024 and August 8, 2025 with a final principal payment of $50.0 million on August 8, 2026.
•In August 2020, we issued $37.5 million of senior unsecured notes (the “2027 Notes”). Interest accrues at an annual rate of 3.35% and is payable quarterly. Principal on the 2027 Notes is due on August 26, 2027.
•In February 2021, we issued $125.0 million of senior unsecured notes (the “2028 Notes”) of which $75.0 million is outstanding as of March 31, 2025. Interest accrues at an annual rate of 3.25% and is payable quarterly. Principal on the 2028 Notes is due in increments of $25.0 million annually on February 25 in each of 2026, 2027, and 2028.
•In December 2021, we issued $100.0 million of senior unsecured notes (the “2029 Notes”). Interest accrues at an annual rate of 3.25% and is payable quarterly. A required principal prepayment of $30.0 million is due on December 28, 2028. The remaining unpaid principal balance is due on December 28, 2029.

Optional prepayment is allowed with payment of a “make-whole” premium that fluctuates depending on market interest rates. Interest is payable quarterly in arrears.

Our debt instruments require us to maintain specific financial covenants, each of which we were in compliance with as of March 31, 2025. Specifically, under the most restrictive covenants, we are required to maintain the following:
•a minimum interest coverage (consolidated EBITDA to interest incurred) of no less than 2.0 to 1.0. As of March 31, 2025, our interest coverage on a last 12 months’ basis was 33.96 to 1.0;
•a Consolidated Tangible Net Worth of no less than approximately $1,049.5 million. As of March 31, 2025, our Consolidated Tangible Net Worth was $1,690.0 million; and
•a maximum debt to total capitalization rolling average ratio of no more than 40.0%. As of March 31, 2025, we had a rolling average ratio of 16.4%.

As of March 31, 2025, we believe that our cash on hand, capacity available under our lines of credit and cash flows from operations for the next twelve months will be sufficient to service our outstanding debt during the next twelve months and fund our operations. For additional information on our lines of credit, senior unsecured notes, and notes payable, refer to Note 5 to the condensed consolidated financial statements located in Part I, Item 1 of this Quarterly Report on Form 10-Q.

Warehouse Facilities
GRBK Mortgage, a wholly owned subsidiary of the Company, is party to warehouse facilities to fund its origination of mortgage loans as follows (in thousands):

		Outstanding Balance As of
Maturity Date	Maximum Aggregate Commitment	March 31, 2025
October 31, 2025	$40,000	$—
December 18, 2025	40,000	570
	$80,000	$570
During the year ended December 31, 2024, GRBK Mortgage entered into two uncommitted warehouse facility agreements (the “Warehouse Facilities”) to finance its origination of mortgage loans. The Warehouse Facilities provide for an aggregate uncommitted amount of $80.0 million. The Warehouse Facilities are (i) secured by the underlying mortgage loans

Exhibit 99.1
and bear interest at a variable rate based on SOFR plus a margin ranging from 1.75% to 2% and (ii) guaranteed by Green Brick. The facilities are subject to annual renewal and contain customary covenants and conditions regarding minimum net worth, leverage, profitability and liquidity. The Company was in compliance with the financial covenants under the Warehouse Facilities as of March 31, 2025.

Under the warehouse facilities, the banks purchase a participation interest in individual mortgage loans, with GRBK Mortgage providing the remainder of the principal of the mortgage, typically up to 2% depending on the loan product. The mortgage loans, with the servicing rights, are then sold, typically within 30 to 75 days, to a third party investor and the bank is repaid its participation interest plus interest and the remainder is remitted to GRBK Mortgage. If a third party investor has not purchased the mortgage loan within the anticipated timeframes then GRBK Mortgage is required to repurchase the mortgage loan for the full amount of the participation interest plus interest.

De minimis fees or other debt issuance costs were incurred during the three months ended March 31, 2025 associated with the Warehouse Facilities.

Preferred Equity
As of March 31, 2025 and December 31, 2024, was had 2,000,000 Depositary Shares issued and outstanding, each representing 1/1000 of a share of our 5.75% Series A Cumulative Perpetual Preferred Stock (the “Series A Preferred Stock”). We will pay cumulative cash dividends on our Series A Preferred Stock, when and as declared by the Board, at the rate of 5.75% of the $25,000 liquidation preference per share. Dividends payable quarterly in arrears. During the three months ended March 31, 2025 and 2024, we paid dividends of $0.7 million on our Series A Preferred Stock. On April 24, 2025, the Board declared a quarterly cash dividend of $0.359 per depositary share on our Series A Preferred Stock. The dividend is payable on June 13, 2025 to stockholders of record as of June 1, 2025.

Registration Statements
In September 2023, we filed with the SEC an automatic shelf registration statement on Form S-3 which enables us to issue shares of common stock, preferred stock or debt securities either separately or represented by warrants, or depositary shares as well as units that include any of these securities. Under the rules governing shelf registration statements, we will file a prospectus supplement and advise the SEC of the amount and type of securities each time we issue securities under this registration statement. We have not issued any securities under this registration statement through the date of this filing.

Reconciliation of a Non-GAAP Financial Measure
In this Quarterly Report on Form 10-Q, we utilize a financial measure of net debt to total capitalization ratio that is a non-GAAP financial measure as defined by the SEC. Net debt to total capitalization is calculated as total debt less cash and cash equivalents, divided by the sum of total Green Brick Partners, Inc. stockholders’ equity and total debt less cash and cash equivalents. We present this measure because we believe it is useful to management and investors in evaluating the Company’s financing structure. We also believe this measure facilitates the comparison of our financing structure with other companies in our industry. Because this measure is not calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), it may not be comparable to other similarly titled measures of other companies and should not be considered in isolation or as a substitute for, or superior to, financial measures prepared in accordance with GAAP.

The closest GAAP financial measure to the net debt to total capitalization ratio is the debt to total capitalization ratio. The following table represents a reconciliation of the net debt to total capitalization ratio as of March 31, 2025 (dollars in thousands):

Exhibit 99.1

	Gross	Cash and cash equivalents	Net
Total debt, net of debt issuance costs	$287,479	$(103,003)	$184,476
Total Green Brick Partners, Inc. stockholders’ equity	1,690,912	—	1,690,912
Total capitalization	$1,978,391	$(103,003)	$1,875,388

Debt to total capitalization ratio	14.5%
Net debt to total capitalization ratio			9.8%

Off-Balance Sheet Arrangements and Contractual Obligations

Land and Lot Option Contracts
In the ordinary course of business, we enter into land purchase contracts in order to procure lots for the construction of our homes in the future. We are subject to customary obligations associated with such contracts. These purchase contracts typically require an earnest money deposit, and the purchase of properties under these contracts is generally contingent upon satisfaction of certain requirements, including obtaining applicable property and development entitlements.

To a much lesser extent due to limited availability in our market of true lot developers, we also utilize option contracts with lot sellers as a method of acquiring lots in staged takedowns, which are the schedules that dictate when lots must be purchased to help manage the financial and market risk associated with land holdings, and to reduce the use of funds from our corporate financing sources. Lot option contracts generally require us to pay a non-refundable deposit for the right to acquire lots over a specified period of time at pre-determined prices that typically include escalations in lot prices over time.

Our utilization of lot option contracts is dependent on, among other things, the availability of land sellers willing to enter into these arrangements, the availability of capital to finance the development of optioned lots, general housing market conditions and local market dynamics. Options may be more difficult to procure from land sellers in strong housing markets and are more prevalent in certain geographic regions.

We generally have the right, at our discretion, to terminate our obligations under both purchase contracts and option contracts by forfeiting the earnest money deposit with no further financial responsibility to the seller.

As of March 31, 2025, we had earnest money deposits of $12.9 million at risk associated with contracts to purchase 3,665 lots past feasibility studies with an aggregate purchase price of approximately $171.0 million.

Seasonality
The homebuilding industry experiences seasonal fluctuations in quarterly operating results and capital requirements. We typically experience the highest new home order activity in spring and summer, although this activity is highly dependent on the number of active selling communities, timing of new community openings, interest rates and other market factors. Since it typically takes four to seven months to construct a new home, we normally deliver more homes in the second half of the year as spring and summer home orders are delivered. Because of this seasonality, home starts, construction costs and related cash outflows have historically been highest in the second and third quarters, and the majority of cash receipts from home deliveries occur typically during the second half of the year.

Critical Accounting Policies
Our critical accounting policies are described in Part II, Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2024.

Exhibit 99.1
Recent Accounting Pronouncements
See Note 1 in the Notes to the Condensed Consolidated Financial Statement included in Part I, Item 1 of this Quarterly Report on Form 10-Q for recent accounting pronouncements.